 **ING**

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to add three Principals, remove one Principal, and change the title of one Principal of ING Capital Markets LLC:

- Question 18 on the Applicant Data – Page 3   Changed the number of individual Principals from 17 to 19

- Schedule A of Form SBSE-A Remove Principal / Individual Record 9 and add Principal / Individual Record: 17 – 19

- Schedule A of Form SBSE-A: Change Title of Principal / Individual Record.10

Signature:

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John McCarthy
Chief Compliance Officer

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Date